UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number 001-35715

KBS FASHION GROUP LIMITED

(Translation of registrant’s name into English)

Xin Fengge Building

Yupu Industrial Park

Shishi City, Fujian Province 362700

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On August 31, 2021, through our subsidiary Hua Zhi Guan (Hainan) Cross-Border E-Commerce Co., Ltd., our Luxventure business closed a Supplier Agreement (the “Agreement”) with Hainan Supply and Marketing Daji Digital Technology Industry Co., Ltd. (“HSMDD”), the cross-border E-commerce subsidiary of Hainan Airline Company Limited (“Hainan Airline”). Pursuant to the Agreement, HSMDD will integrate Luxventure’s on-line store on the Youzhan platform into its eco-system, thus allowing members of Hainan Airline access to Luxventure’s cross-border merchandise. The Agreement, an English translation of which is filed herewith as Exhibit 10.1, should be reviewed in its entirety for additional information.

On September 7, 2021, we released the press release furnished herewith as Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 7, 2021	KBS Fashion Group Limited

	By:	/s/ Sun Lei
Sun Lei Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
10.1	English Translation of the Supplier Agreement
99.1	Press Release

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